FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2009

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Item	Description of Item

1.	Minutes of the Extraordinary General Meeting of Stockholders, Companhia Energética de Minas Gerais – CEMIG, December 10, 2009

2.	Minutes of the Extraordinary General Meeting of Stockholders, Cemig Distribuição S.A., December 10, 2009

3.	Minutes of the Extraordinary General Meeting of Stockholders, Cemig Geração e Transmissão S.A., December 10, 2009

4.	Summary of Principal Decisions of the 468th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, November 13, 2009

5.	Summary of Principal Decisions of the 469th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, November 23, 2009

6.	Summary of Principal Decisions of the 470th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, December 1–4, 2009

7.	Summary of Principal Decisions of the 471st Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, December 15, 2009

8.	Summary of Principal Decisions of the 472nd Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, December 16, 2009

9.	Summary of Principal Decisions of the 94th Meeting of the Board of Directors, Cemig Distribuição S.A., November 23, 2009

10.	Summary of Principal Decisions of the 95th Meeting of the Board of Directors, Cemig Distribuição S.A., December 1, 2009

11.	Summary of Principal Decisions of the 96th Meeting of the Board of Directors, Cemig Distribuição S.A., December 16, 2009

12.	Summary of Principal Decisions of the 101st Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., November 23, 2009

13.	Summary of Principal Decisions of the 102nd Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., December 1–4, 2009

14.	Summary of Principal Decisions of the 103rd Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., December 16, 2009

15.	Material Announcement, CEMIG Shall Make a Proposal to Its Shareholders Regarding Absorption of Its Holding in RME, December 15, 2009

16.	Market Announcement, CEMIG Signed a Collective Work Agreement with all Unions Representing Its Employees for 2009/2010 Term, Companhia Energética de Minas Gerais – CEMIG, November 27, 2009

17.	Market Announcement, CEMIG Selected for the São Paulo Stock Exchange Corporate Sustainability Index, Companhia Energética de Minas Gerais – CEMIG, November 26, 2009

18.	Notice to Stockholders, CEMIG Will Pay the Second Part of 2008 Remuneration Owed to Stockholders Companhia Energética de Minas Gerais – CEMIG, December 14, 2009

19	Market Announcement, Publication of BlackRock Significant Stockholding, Companhia Energética de Minas Gerais – CEMIG, December 17, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGETICA DE MINAS GERAIS – CEMIG

	By:	/s/ Luiz Fernando Rolla
		Name:	Luiz Fernando Rolla
		Title:	Chief Financial Officer, Investor Relations Officer and Control of Holdings Officer
Date: December 17, 2009

1.                                                                                       Minutes of the Extrordinary General Meeting of Stockholders, Companhia Energetica de Minas Gerais – CEMIG, December 10, 2009

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

CNPJ 17.155.730/0001-64 – NIRE 31300040127

MINUTES
OF THE EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS
HELD ON DECEMBER 10, 2009

At 11 a.m. on December 10, 2009, stockholders representing more than two-thirds of the voting stock of Companhia Energética de Minas Gerais — Cemig met in Extraordinary General Meeting at its head office, on first convocation, at Av. Barbacena 1200, 18th Floor, Belo Horizonte, Minas Gerais, Brazil, as verified in the Stockholders’ Attendance Book, where all those present signed and made the required statements.

The stockholder The State of Minas Gerais was represented by Mr. Marco Antônio Rebelo Romanelli, Deputy General Counsel of the State of Minas Gerais, in accordance with the legislation.

Initially, Ms. Anamaria Pugedo Frade Barros, Superintendent of Cemig’s Corporate Executive Secretariat, informed those present that there was a quorum for the Extraordinary General Meeting of Stockholders. She further stated that the stockholders present should choose the Chairman of this Meeting, in accordance with Clause 10 of the Company’s Bylaws. Asking for the floor, the representative of the Stockholder State of Minas Gerais put forward the name of the stockholder Manoel Bernardino Soares to chair the Meeting. The proposal of the representative of the Stockholder State of Minas Gerais was put to the vote, and unanimously approved.

The Chairman then declared the Meeting open, inviting me, Anamaria Pugedo Frade Barros, a stockholder, to be Secretary of the meeting, and asked me to read the convocation notice, published in the newspapers Minas Gerais, official publication of the Powers of the State, O Tempo, and Valor Econômico on November 25, 26 and 27 of this year, the content of which is as follows:

“COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY
CNPJ 17.155.730/0001-64 — NIRE 31300040127

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS:
CONVOCATION

Stockholders are hereby called to an Extraordinary General Meeting of Stockholders to be held on December 10, 2009 at 11 a.m. at the company’s head office, Av. Barbacena 1200, 18th floor, in the city of Belo Horizonte, Minas Gerais, to decide on the following matters:

1 – Change in the composition of the Board of Directors, as a result of a resignation, as per correspondence filed at the company.

2 – Orientation of vote, for the representatives of Companhia Energética de Minas Gerais at the Extraordinary General Meetings of Stockholders of Cemig Distribuição S.A. (“Cemig D”) and Cemig Geração e Transmissão S.A. (“Cemig GT”) to be held on December 10, 2009, in the event that the composition of the Board of Directors of the company (Companhia Energética de Minas Gerais — Cemig) is changed, under the previous item.

Under Article 3 of CVM Instruction 165 of December 11, 1991, adoption of the multiple voting system for election of members of the company’s Board requires the vote of stockholders representing a minimum percentage of 5% (five per cent) of the voting stock.

Any stockholder who wishes to be represented by proxy at the said General Meeting of Stockholders should obey the terms of Article 126 of Law 6406/76, as amended, and the sole paragraph of Clause 9 of the Company’s Bylaws, depositing, preferably by December 4, 2009, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with specific powers, at Cemig’s Corporate Executive Secretariat Office at Av. Barbacena 1200, 19th floor, B1 Wing, Belo Horizonte, Minas Gerais, or showing them at the time of the meeting.

Belo Horizonte, November 23, 2009

(Signed) Sérgio Alair Barroso
Chairman of the Board of Directors ”

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil    Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Before the items on the agenda of this meeting were put to debate and to the vote, the representative of the stockholder Southern Electric Brasil Participações Ltda. stated that the changes in the Bylaws made by the Extraordinary General Meeting of Stockholders of October 25, 1999, and also the subsequent alterations, were approved only by virtue of the suspension of the Stockholders’ Agreement, by decision of the Courts, and were thus provisional and precarious.

He said that hence the acts and operations practiced or submitted to approval by the management bodies of Cemig, supported by the said changes in the Bylaws made under the protection of the Court decision in force today, may, at any moment, be reviewed and withdrawn from the world of legal existence.

On this question, the representative of the stockholder The State of Minas Gerais reminded the meeting that the decision which annulled the Stockholders’ Agreement signed between the State of Minas Gerais and Southern Electric Brasil Participações Ltda. no longer has an interim or provisional character. It is, he said, a decision on the merit and it is thus a case not of suspension but of annulment. He added that there is already in existence a decision on the merit that annuls the Stockholders’ Agreement, confirmed by the Appeal Court of the State of Minas Gerais.

He further stated that the decisions of this Meeting can only take into account what exists at the present moment, and that it would be irresponsible not to vote on matters, in expectation of Court decisions, since, in reality, the said Stockholders’ Agreement, by force of Court judgment, cannot produce any effect and the decisions taken are being taken within strict compliance with the Court decision.

Finally, he noted that the Extraordinary and Special Appeals brought by Southern Electric Brazil have not been admitted by the Vice-chairman of the Minas Gerais Appeal Court, and that the Higher Appeal Court refused the interlocutory and special appeals brought by Southern Electric Brazil, thus underlining and reinforcing the legal situation already stated by the Minas Gerais Appeal Court, that is to say, inefficacy of the Stockholders’ Agreement subject of the action.

Once again taking the floor, the representative of Southern Electric Brasil Participações Ltda. stated that the Interlocutory Appeal brought against the dispatch denying the Extraordinary Appeal is awaiting judgment in proceedings in the Federal Supreme Court.

The Chairman then informed the meeting that the Board member Eduardo Lery Vieira had resigned as a member of the Board of Directors, as per correspondence in the company’s possession. Continuing, he stated that since adoption of the Multiple Vote was requested by the stockholder Southern Electric Brasil Participações Ltda., in a letter in the Company’s possession, 16,652,145 common shares will be necessary for the election of each member of the Board of Directors, and that this Meeting should now elect all the sitting and substitute members of the Board of Directors to complete the period of office of 3 (three) years begun on April 29, 2009, that is to say, up to the Ordinary General Meeting to be held in 2012.

Finally, the Chairman explained that it would be necessary firstly and in view of Clause 12 of the Bylaws, to proceed to election of the sitting member and his respective substitute member put forward by representatives of the holders of the preferred shares, and only then to apply the instrument of Multiple Vote to fill the remaining vacancies on the Board of Directors.

Asking for the floor, as owners of preferred shares, the representatives of the stockholders Previ (Banco do Brasil Pension Fund) and Forluz (Fundação Forluminas de Seguridade Social) proposed the following stockholders to be members of the Board of Directors:

– as sitting member:

Guy Maria Villela Paschoal       Brazilian, married, engineer, resident and domiciled at Belo Horizonte-MG, at Rua Jornalista Djalma Andrade 210, Belvedere, CEP 30320-540, bearer of Identity Card M-616, issued by the Public Safety Department of the Estado de Minas Gerais, and CPF 000798806-06.

– and as his substitute member:

Cezar Manoel de Medeiros         – Brazilian, married, economist, resident and domiciled in Belo Horizonte, Minas Gerais at Alameda Ipê Branco 279, Pampulha, CEP 31275-080, bearer of Identity Card M-3627440, issued by the Public Safety Department of the State of Minas Gerais, and CPF 006688346-68

The Chairman then submitted the above-mentioned nominations to debate, and, subsequently to votes — separately, with only holders of preferred shares participating, and they were approved, with the following stockholders voting against:

American Airlines Inc. Master Fixed Benefit Trust, Artisan Emerging Markets Fund, Bell Atlantic Master Trust, British Airways Pension Trustees Limited-Main A/C, Caisse de Depot et Placement du Quebec, Caisse de Retraite Hydro - Quebec, Causeway Emerging Markets Fund, Central States Southeast and Southwest Areas Pension Fund, CIBC Emerging Economies Fund, CIBC Emerging Markets Index Fund, Fidelity Fixed-Income Trust-Fidelity Series Global Ex U.S. Index Fund, Fidelity Fixed-Income Trust-Fidelity Series Global Ex U.S. Index Fund, GMAM Investment Funds Trust, GMO Mean Reversion Fund (Onshore)-A Series of GMO Master Portfolios (Onshore) L.P., GMO Trust on Behalf of GMO Emerging Countries Fund, Illinois State Board of Investment, Imperial Emerging Economies Pool, ING Russell Global Large Cap Index 85% Portfolio, Laudus Rosenberg International Discovery Fund, Mackenzie Universal Canadian Resource Fund, Northern Trust Quantitative Fund PLC, Ohio Police and Fire Pension Fund, Ontario Public Service Employees Union Pension Trust Fund, Pensionskassernes Administration A/S, PSP Foreign Equity Fund, Raytheon Company Combined DB/DC Master Trust, Robeco Institutional Asset Management BV, Russell Investment Company Emerging Markets Fund, Southern CA Edison CO Nuclear Fac Qual CPUC Decom M T for San Onofre and Palo Verde Nuc Gen Stations, State of Connecticut Retirement Plans and Trust Funds, Teacher Retirement System of Texas, The Board of Administration City Employees Retirement System los Angeles-California, The GMO Erisa Pool, The GMO Foreign Fund Series, The Master Trust Bank of Japan Ltd. RE Russell Global Environment Technology Fund, The Pension Reserves Investment Management Board, The State Teachers Retirement System of Ohio, Treasury of the State of North Carolina Equity Investment Fund Pooled Trust, USAA Emerging Markets Fund, Vanguard Emerging Markets Stock Index Fund, Vanguard FTSE All-World Ex-US Index Fund-A Series of Vanguard International Equity index Funds, Vanguard Total World Stock Index Fund-A Series of Vanguard International Equity Index Funds, Virginia Retirement System, Virtus Emerging Markets Opportunities Fund, Wellington Management Portfolios (Dublin) P.L.C., Wellington Management Portfolios (Dublin) P.L.C., Wellington Trust Company N.A., Wells Fargo Master Trust Diversified Stock Portfolio, Capital Guardian Emerging Markets Equity DC Master Fund, Capital Guardian Emerging Markets Equity Fund for Tax-Exempt Trusts, Capital Guardian Emerging Markets Equity Master Fund, Capital Guardian Emerging Markets Restricted Equity Fund for Tax-Exempt Trusts, Capital International Emerging Markets Fund, Emerging Markets Growth Fund Inc., Global Investment Fund, Mineworkers’ Pension Scheme, Norges Bank, Schwab Fundamental Emerging Markets Index Fund, Vanguard Total International Stock Index Fund-A Series of Vanguard Star Funds, Vanguard Investment Series PLC; College Retirement Equities Fund; and Robeco Institutioneel Emerging Markets Quant Fonds;

– and with the following stockholders abstaining:

Bell Atlantic Master Trust, College Retirement Equities Fund, Excel Latin America Fund, Kansas Public Employees Retirement System, Morgan Stanley International Fund, Morgan Stanley Select Dimensions Investment Series-Capital Opportunities Portfolio, The California State Teachers Retirement System, Van Kampen Series Fund Inc.-Van Kampen Global Equity Allocation Fund, Japan Trustee Services Bank Ltd.-As Trustee for the Sumitomo Trust & Banking Co. Ltd.-As Trustee for Morgan Stanley All Country Active Equity Mother Fund; and AEGON/Transamerica Series Trust-Van Kampen Active International Allocation.

The Chairman explained that, to complete the Board of Directors, the representative of the stockholder Southern Electric Brasil Participações Ltda. should put forward five sitting members and their respective substitute members, and the representative of the stockholder the State of Minas Gerais should put forward eight sitting members and the respective substitute members.

Asking for the floor, the representative of Stockholder Southern Electric Brasil Participações Ltda. put forward the following stockholders as members of the Board of Directors:

– as sitting members:

Britaldo Pedrosa Soares

– Brazilian, married, engineer, resident and domiciled at São Paulo-SP, at Rua João Cachoeira 292/143, Vila Nova Conceição, CEP 04535-000, bearer of Identity Card MG-228266, issued by the Public Safety Department of the state of Minas Gerais, and CPF 360634796-00;

Evandro Veiga Negrão de Lima

– Brazilian, married, entrepreneur, resident and domiciled in Belo Horizonte- MG, at Av. Otacílio Negrão de Lima 5219, Pampulha, CEP 31365-450, bearer of Identity Card M-1342795, issued by the Public Safety Department of the state of Minas Gerais, and CPF 000761126-91;

Roberto Pinto Ferreira Mameri Abdenur

– Brazilian, married, company consultant, resident and domiciled in Rio de Janeiro, RJ, at Rua Prudente de Morais 1179/1302, Ipanema, CEP 22420-043, bearer of Identity Card nº MRE-1863, issued by the Foreign Relations Ministry, and CPF nº 075072914-72;

André Araújo Filho

– Brazilian, married, lawyer, resident and domiciled in São Paulo-SP, at Rua Macau 287, Ibirapucra, CEP 04032-020, bearer of Identity Card 22529, issued by the Brazilian Bar Association, São Paulo Section, and CPF 044637908-59;

Thomas Anthony Tribone

– citizen of the USA, married, engineer, resident and domiciled at 3657 North Rockingham Street, Arlington, Virginia 22213, USA, bearer of US Passport Nº. 017246918, issued by the US government, and CPF 748807561-72;

– and as their substitute members, respectively:

Jeffery Atwood Safford

– American citizen, divorced, accountant, resident and domiciled in São Paulo, São Paulo State, at Rua José Maria Lisboa 1096/11, Jardim Paulista, CEP 01423-001, bearer of Identity Card V365071-H, issued by the Public Safety Department of the State of São Paulo, and CPF 229902218-08;

Maria Amália Delfim de Melo Coutrim

– Brazilian, married, economist, resident and domiciled at Rio de Janeiro, RJ, at Av. Rui Barbosa 582, 12th floor, Flamengo, CEP 22250-020, Bearer of Identity Card 12944, issued by Corecon of Rio de Janeiro State, and CPF 654298507-72;

Clarissa Della Nina Sadock Accorsi

– Brazilian, married, economist, resident and domiciled in São Paulo, SP, at Av. Macuco 240, Bloco A, Apto 51, Indianópolis, CEP 04523-000, bearer of Identity Card 39294294, issued by the Public Safety Department of the state of São Paulo, and CPF 070425117-51;

Andréa Leandro Silva

– Brazilian, single, lawyer, resident and domiciled in São Paulo, São Paulo State, at Rua Ibiaporã 139, Água Funda, CEP 04157-090, Bearer of Identity Card 24481467-3, issued by the Public Safety Department of the state of São Paulo, and CPF 165779628-04;

José Castelo Branco da Cruz

– Brazilian, married, lawyer, resident and domiciled in Rio de Janeiro, RJ, at Rua Paulo Areal 182, Tijuca, CEP 22793-245, bearer of Identity Card 46664, issued by the Brazilian Bar Association, Rio de Janeiro Section, and CPF 198674503-10.

The representative of the stockholder the State of Minas Gerais then asked for the floor and proposed the following stockholders as members of the Board of Directors:

As sitting members:

Sergio Alair Barroso

– Brazilian, married, economist, resident and domiciled at Belo Horizonte, Minas Gerais, at Rua Guaratinga 180/201, Sion, CEP 30315-430, bearer of Identity Card 8100986-0, issued by the Public Safety Dept of the state of São Paulo, and CPF 609555898-00;

Djalma Bastos de Morais

– Brazilian, married, engineer, resident and domiciled at Belo Horizonte, MG, at Av. Bandeirantes 665/401, Sion, CEP 30315-000, bearer of Identity Card 019112140-9, issued by the Army Ministry, and CPF 006633526-49;

Arcângelo Eustáquio Torres Queiroz

– Brazilian, married, electricity employee, resident and domiciled at Belo Horizonte, MG, at Rua da Gameleira 100, Santa Branca, CEP 31565-240, bearer of Identity Card MG3632038, issued by the Public Safety Department of the state of Minas Gerais, and CPF 539109746-00

Antônio Adriano Silva

– Brazilian, married, company manager, resident and domiciled at Brasília-DF, no SHS, Quadra 01, Bloco A, Apto. 523, Asa Sul, CEP 70322-900, bearer of Identity Card M-1411903, issued by the Public Safety Department of the state of Minas Gerais, and CPF 056346956-00;

Adriano Magalhães Chaves

– Brazilian, single, electrical engineer, resident and domiciled at Belo Horizonte, MG, at Rua São Mateus 244, Brasil Industrial, CEP 30626-260, bearer of Identity Card 19908712, issued by the Public Safety Department of the state of Minas Gerais, and CPF 086051928-79

Francelino Pereira dos Santos

– Brazilian, married, lawyer, resident and domiciled at Belo Horizonte, MG, at Rua Professor Antônio Aleixo 222/902, Lourdes, CEP 30180-150, bearer of Identity Card M-2063564, issued by the Public Safety Department of the state of Minas Gerais, and CPF 000115841-49;

Maria Estela Kubitschek Lopes

– Brazilian, married, architect, resident and domiciled at Rio de Janeiro, RJ, at Rua Alberto de Campos 237/101, Ipanema, CEP 22411-030, Bearer of Identity Card 45280-D, issued by CREA-RJ, and CPF 092504987-56; and

João Camilo Penna

– Brazilian, married, engineer, resident and domiciled at Belo Horizonte-MG, at Rua La Plata 90, Sion, CEP 30315-460, bearer of Identity Card MG-246968, issued by the Public Safety Department of the state of Minas Gerais, and CPF 000976836-04;

– and as their substitute members, respectively:

Paulo Sérgio Machado Ribeiro

– Brazilian, married, engineer, resident and domiciled at Belo Horizonte, MG, at Rua Piauí 1848/503, Funcionários, CEP 30150-321, bearer of Identity Card 34133/D, issued by CREA/MG, and CPF 428576006-15;

Lauro Sérgio Vasconcelos David

– Brazilian, legally separated, company manager, resident and domiciled at Belo Horizonte- MG, at Rua Cruz Alta 107/302, João Pinheiro, CEP 30530-150, bearer of Identity Card M 3373627, issued by the Public Safety Department of the state of Minas Gerais, and CPF 603695316-04;

Franklin Moreira Gonçalves

– Brazilian, married, data processing technologist, resident and domiciled at Belo Horizonte, MG, at Rua João Gualberto Filho 551/302, Sagrada Família, CEP 31030-410, bearer of Identity Card MG-5540831, issued by the Public Safety Department of the state of Minas Gerais, and CPF 754988556-72;

Marco Antonio Rodrigues da Cunha

– Brazilian, married, engineer, resident and domiciled at Belo Horizonte-MG, at Rua Miguel Abras 33/501, Serra, CEP 30220-160, bearer of Identity Card M-281574, issued by the Public Safety Department of the state of Minas Gerais, and CPF 292581976-15;

Kleber Antonio de Campos

– Brazilian, married, economist, resident and domiciled at Belo Horizonte, MG, at Rua Califórnia 1000/1201, Sion, CEP 30315-500, bearer of Identity Card M-369246, issued by the Public Safety Department of the state of Minas Gerais, and CPF 137244286-34;

Luiz Antônio Athayde Vasconcelos

– Brazilian, legally separated, economist, resident and domiciled at Belo Horizonte-MG, at Rua Professor Morais 476/1003, Funcionários, CEP 30150-370, bearer of Identity Card M-4355, issued by the Public Safety Department of the state of Minas Gerais, and CPF 194921896-15;

Fernando Henrique Schüffner Neto

– Brazilian, married, engineer, resident and domiciled at Belo Horizonte, MG, at Rua Martim de Carvalho 395/700, Santo Agostinho, CEP 30190-090, bearer of Identity Card M-1311632, issued by the Public Safety Department of the state of Minas Gerais, and CPF 320008396-49; and

Guilherme Horta Gonçalves Júnior

– Brazilian, married, economist, resident and domiciled at Belo Horizonte, MG, at Av. Olegário Maciel 1748/2202, Santo Agostinho, CEP 30180-112, bearer of Identity Card 1622046, issued by the Public Safety Department of the Distrito Federal, and CPF 266078757-34; respectively.

The nominations of the representative of the stockholder Southern Electric Brasil Participações Ltda. and of the representative of the stockholder The State of Minas Gerais were put to the vote, and approved, with the following stockholder abstaining:

Commonwealth of Pennsylvania Public School Employees Retirement Systems;

and the following stockholders voting against:

Fidelity Fixed-Income Trust-Fidelity Series Global Ex U.S. Index Fund, Hansberger International Series Emerging Markets Fund, ING Wisdomtree Global High-Yielding Equity Index Portfolio, Natixis International Funds (Lux) I, Vanguard FTSE All-World Ex-US Index Fund-A Series of Vanguard International Equity index Funds, Vanguard Total World Stock Index Fund-A Series of Vanguard International Equity Index Funds, Wells Fargo Master Trust Diversified Stock Portfolio, CAAM Funds, Franklin Templeton Investment Funds, Norges Bank, Schwab Fundamental Emerging Markets Index Fund and Templeton Global Investment Trust-Templeton Bric Fund,

The representative of the stockholder Southern Electric Brasil Participações Ltda. voted for the Board members that it had nominated and the representative of the stockholder The State of Minas Gerais voted for the Board members that it had nominated.

The Board Members elected declared — in advance — that they are not subject to any prohibition on exercise of commercial activity, that they do not occupy any post in a company which may be considered a competitor of the Company, and that they do not have nor represent any interest conflicting with that of Cemig, and assumed a solemn undertaking to become aware of, obey and comply with the principles, ethical values and rules established by the Code of Ethical Conduct of Government Workers and Senior Administration of the State of Minas Gerais.

Continuing with the agenda, the Chairman stated that as a result of the change in the composition of the Board of Directors of Cemig and according to Clause 11 of the Bylaws, there was a need to change the composition of the Boards of Directors of the wholly-owned subsidiaries Cemig D and Cemig GT, since the structure and composition of their Boards of Directors should be the same as of the Board of Directors of Cemig.

He then asked the Secretary to read the Proposal by the Board of Directors relating to the authorization for the representatives of Cemig in the Extraordinary General Meetings of Stockholders of Cemig D and Cemig GT, to be held also on December 10, 2009, to vote in favor of the alteration in the composition of the Boards of Directors of the respective Companies, the content of which is as follows:

“                PROPOSAL

BY THE BOARD OF DIRECTORS

TO THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

TO BE HELD ON DECEMBER 10, 2009

Dear Stockholders:

The Board of Directors of Companhia Energética de Minas Gerais — Cemig,

whereas:

a)                                 an Extraordinary General Meeting of Stockholders of Cemig will be held to change the composition of the Board of Directors;

b)                                Clause 11, § 1 of the Bylaws of Cemig states as follows:

“Clause 11...

§ 1                                The structure and composition of the Board of Directors and the Executive Board of the company shall be identical in the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., with the exception that only the wholly-owned subsidiary Cemig Distribuição S.A. shall have a Chief Distribution Sales Officer, and only Cemig Geração e Transmissão S.A. shall have a Chief Generation and Transmission Officer.”;

c)                                      Clause 8 of the Bylaws of Cemig Distribuição S.A. (“Cemig D”) and of Cemig Geração e Transmissão S.A. (“Cemig GT”) states as follows:

“Clause 8:                       The company’s Board of Directors shall be made up of 14 (fourteen) members and an equal number of substitute members. One of the members shall be its Chairman and another its Vice-Chairman, all being subject to election and dismissal at any time by the General Meeting of Stockholders, for a period of office of 3 (three) years, and able to be reelected.

§ 1                                The members of the Board of Directors must, obligatorily, be the same members of the Board of Directors of the sole stockholder, Cemig.”;

— now proposes to you:

That the representatives of Cemig in the Extraordinary General Meetings of Cemig D and of Cemig GT to be held on December 10, 2009 should vote in favor of the alteration of the composition of the Board of Directors, if there is a change in the composition of the Board of Directors of Cemig.

Belo Horizonte, November 23, 2009,

Sergio Alair Barroso — Chairman	Guy Maria Villela Paschoal — Member
Djalma Bastos de Morais — Vice-Chairman	João Camilo Penna — Member
Alexandre Heringer Lisboa — Member	Maria Estela Kubitschek Lopes — Member
Antônio Adriano Silva — Member	Andréa Leandro Silva — Member
Evandro Veiga Negrão de Lima — Member	Jeffery Atwood Safford — Member
Francelino Pereira dos Santos — Member	”

The Chairman then placed the above-mentioned Proposal of the Board of Directors in debate, and, subsequently, to the vote, and it was approved, with the following stockholder abstaining:

Commonwealth of Pennsylvania Public School Employees Retirement System;

— and the following stockholders voting against:

Fidelity Fixed-Income Trust-Fidelity Series Global Ex U.S. Index Fund, Hansberger International Series Emerging Markets Fund, ING Wisdomtree Global High-Yielding Equity Index Portfolio, Natixis International Funds (Lux) I, Vanguard FTSE All-World Ex-US Index Fund-A Series of Vanguard International Equity index Funds, Vanguard Total World Stock Index Fund-A Series of Vanguard International Equity Index Funds, Wells Fargo Master Trust Diversified Stock Portfolio, CAAM Funds, Franklin Templeton Investment Funds, Norges Bank and Templeton Global Investment Trust-Templeton Bric Fund.

The meeting being opened to the floor, and since no-one else wished to speak, the Chairman ordered the session suspended for the time necessary for the writing of the minutes. The session having been reopened, the Chairman, after putting the said minutes to debate and to the vote and verifying that they had been approved and signed, closed the meeting.

For the record, I, Anamaria Pugedo Frade Barros, Secretary, wrote these minutes and sign them together with all those present.

2.             Minutes of the Extraordinary General Meeting of Stockholders, Cemig Distribuição S.A., December 10, 2009

CEMIG DISTRIBUIÇÃO S.A.

Listed company – CNPJ 06.981.180/0001-16

MINUTES

OF THE EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS HELD ON DECEMBER 10, 2009

At 4 p.m. on December 10, 2009, the stockholder Companhia Energética de Minas Gerais (Cemig), holder of 100% of the Company’s stock, attended in Extraordinary General Meeting, on first convocation, at its head office, Av. Barbacena 1200, 17th Floor, A1 Wing, Belo Horizonte, Minas Gerais, Brazil, represented by the Chief Executive Officer Djalma Bastos de Morais, and by the Chief Distribution Sales Officer Fernando Henrique Schüffner Neto, as verified in the Stockholders’ Attendance Book.

Initially and in accordance with Clause 6 of the Bylaws, the representatives of the stockholder Companhia Energética de Minas Gerais proposed the name of the Deputy CEO, Marco Arlindo Porto Neto, to chair the meeting. The proposal of the representative of the Stockholder Companhia Energética de Minas Gerais was put to the vote, and approved.

The Chairman then declared the meeting open and invited me, Anamaria Pugedo Frade Barros, Superintendent of Cemig’s Corporate Executive Secretariat, to be Secretary of the meeting, requesting me to read the convocation notice, published in the newspapers Minas Gerais, official publication of the Powers of the State, O Tempo, and Valor Econômico on November 25, 26 and 27 of this year, the content of which is as follows:

“   CEMIG DISTRIBUIÇÃO S.A.

LISTED COMPANY

CNPJ 06.981.180/0001-16 – NIRE 31300020568

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS:

CONVOCATION

The stockholder Companhia Energética de Minas Gerais – Cemig is hereby called to an Extraordinary General Meeting of Stockholders to be held on December 10, 2009 at 4 p.m. at Av. Barbacena 1200, 17th floor, A1 Wing, in the city of Belo Horizonte, Minas Gerais, to decide on a change in the composition of the Board of Directors, if there is a change in the composition of the Board of Directors of Cemig.

Belo Horizonte, November 23, 2009

Sérgio Sergio Alair Barroso

Chairman of the Board of Directors       ”

The Chairman then stated that the meeting should on this occasion decide on changes to the composition of the Board of Directors of Cemig D, considering:

1)                   that under the Sole sub-paragraph of Clause 8 of the Bylaws, the members of the Board of Directors of this Company shall, obligatorily, be the same members of the Board of Directors of the sole stockholder, Cemig (Companhia Energética de Minas Gerais);

2)                   the resignation of the sitting Board Member Eduardo Lery Vieira, as per a letter in the Company’s possession; and

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

3)                   that the appointment of new members to the Board of Directors of Cemig was approved by the Extraordinary General Meeting of Stockholders held this morning, at 11 a.m.

This being so, the representatives of the stockholder Cemig, to complete the Board of Directors for the remainder of the present Board’s current period of office, that is to say until the Annual General Meeting of Stockholders to be held in 2010, proposed:

1)                   election, as sitting member, of Mr. Adriano Magalhães Chaves – Brazilian, single, electrical engineer, resident and domiciled at Belo Horizonte, Minas Gerais, at Rua São Mateus 244, Brasil Industrial, CEP 30626-260, bearer of Identity Card 19908712, issued by the Public Safety Department of the state of Minas Gerais, and CPF 086051928-79, having as his substitute member the Board member Kleber Antonio de Campos;

2)                   exoneration of Mrs. Clarice Silva Assis, as substitute member, and of Mr. Alexandre Heringer Lisboa, as sitting member, of the Board of Directors;

3)                   election, as substitute member for the Board member Roberto Pinto Ferreira Mameri Abdenur, of Mrs. Clarissa Della Nina Sadock Accorsi – Brazilian, married, economist, resident and domiciled in São Paulo, São Paulo state, at Av. Macuco 240, Bloco A, Apto. 51, Indianópolis, CEP 04523-000, bearer of Identity Card 39294294, issued by the Public Safety Department of the state of São Paulo, and CPF 070425117-51; and

4)                   election, as sitting member, of Mr. Arcângelo Eustáquio Torres Queiroz – Brazilian, married, electricity employee, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua da Gameleira 100, Santa Branca, CEP 31565-240, bearer of Identity Card MG3632038, issued by the Public Safety Department of the state of Minas Gerais, and CPF 539109746-00, having as his substitute member the Board member Franklin Moreira Gonçalves.

The above-mentioned proposal of the representatives of the stockholder Cemig was put to the vote, and approved.

The Board Members elected declared – in advance – that they are not subject to any prohibition on exercise of commercial activity, that they do not occupy any post in a company which may be considered a competitor of the Company, and that they do not have nor represent any interest conflicting with that of Cemig D, and made solemn undertaking to become aware of, obey and comply with the principles, ethical values and rules established by the Code of Ethical Conduct of Government Workers and Senior Administration of the State of Minas Gerais.

The Chairman then explained that Cemig has assigned, to each new member of the Board of Directors, as its fiduciary agent, one single share owned by itself, for the period for which such members remain as members of the Board of this company, solely and exclusively to comply with the requirement that the members of the Board of Directors must be shareholders of the company; and that, once the Board Members had completed their period of office or if they were dismissed from their positions, the shares granted to them shall be automatically transferred back to Cemig, without there being any need whatsoever for signature by the Board Members in question. The fiduciary nature of the assignment of the shares is based on the legal principle that determines that a person who receives an asset, in this case, the share, has the commitment to restitute it in a certain event, in this case, the end of the term of office, or leaving office, or being exonerated from it.

The Chairman then stated that the Board of Directors of the Company is now constituted as follows:

– as sitting members:	– and as their respective substitute members:
Sergio Alair Barroso,	Paulo Sérgio Machado Ribeiro,
Djalma Bastos de Morais,	Lauro Sérgio Vasconcelos David,
Adriano Magalhães Chaves,	Kleber Antonio de Campos,
Arcângelo Eustáquio Torres Queiroz,	Franklin Moreira Gonçalves,
Antônio Adriano Silva,	Marco Antonio Rodrigues da Cunha,
Francelino Pereira dos Santos,	Luiz Antônio Athayde Vasconcelos,
Maria Estela Kubitschek Lopes,	Fernando Henrique Schüffner Neto,
João Camilo Penna,	Guilherme Horta Gonçalves Júnior,
Guy Maria Villela Paschoal,	Cezar Manoel de Medeiros,
Britaldo Pedrosa Soares,	Jeffery Atwood Safford,
Evandro Veiga Negrão de Lima,	Maria Amália Delfim de Melo Coutrim,
Roberto Pinto Ferreira Mameri Abdenur,	Clarissa Della Nina Sadock Accorsi,
André Araújo Filho and	Andréa Leandro Silva and
Thomas Anthony Tribone;	José Castelo Branco da Cruz.

The meeting being opened to the floor, and since no-one else wished to speak, the Chairman ordered the session suspended for the time necessary for the writing of the minutes.

The session having been reopened, the Chairman, after putting the said minutes to debate and to the vote and verifying that they had been approved and signed, closed the meeting.

For the record, I, Anamaria Pugedo Frade Barros, Secretary, wrote these minutes and sign them together with all those present.

(Signed by:)	Anamaria Pugedo Frade Barros
Djalma Bastos de Morais and Fernando Henrique Schüffner Neto, for Cemig
Arlindo Porto Neto

This is a copy of the original.

Anamaria Pugedo Frade Barros

3.             Minutes of the Extraordinary General Meeting of Stockholders, Cemig Geração e Transmissão S.A., December 10, 2009

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

CNPJ 06.981.176/0001-58 – NIRE 31300020550

MINUTES

OF THE EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS HELD ON DECEMBER 10, 2009

At 5 p.m. on December 10, 2009, the stockholder Companhia Energética de Minas Gerais (Cemig), holder of 100% of the Company’s stock, attended in Extraordinary General Meeting, on first convocation, at its head office, Av. Barbacena 1200, 12th Floor, B1 Wing, Belo Horizonte, Minas Gerais, Brazil, represented by its Chief Executive Officer, Djalma Bastos de Morais, and by its Chief Generation and Transmission Officer, Luiz Henrique de Castro Carvalho, as verified in the Stockholders’ Attendance Book.

Initially and in accordance with Clause 6 of the Bylaws, the representatives of the stockholder Companhia Energética de Minas Gerais proposed the name of the Deputy CEO, Marco Arlindo Porto Neto, to chair the meeting. The proposal of the representative of the Stockholder Companhia Energética de Minas Gerais was put to the vote, and approved.

The Chairman then declared the meeting open and invited me, Anamaria Pugedo Frade Barros, Superintendent of Cemig’s Corporate Executive Secretariat, to be Secretary of the meeting, requesting me to read the convocation notice, published in the newspapers Minas Gerais, official publication of the Powers of the State, O Tempo, and Valor Ecônomico on November 25, 26 and 27 of this year, the content of which is as follows:

“    CEMIG GERAÇÃO E TRANSMISSÃO S.A.

LISTED COMPANY

06.981.176/0001-58 - NIRE 31300020550

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS:

CONVOCATION

The stockholder Companhia Energética de Minas Gerais – Cemig is hereby called to an Extraordinary General Meeting of Stockholders to be held on December 10, 2009 at 5 p.m. at Av. Barbacena 1200, 12th floor, B1 Wing, in the city of Belo Horizonte, Minas Gerais, to decide on a change in the composition of the Board of Directors, if there is a change in the composition of the Board of Directors of Cemig.

Belo Horizonte, November 23, 2009

Sérgio Sergio Alair Barroso

Chairman of the Board of Directors         ”

The Chairman then stated that the meeting should on this occasion decide on changes to the composition of the Board of Directors of Cemig GT, considering:

1)                   that under the Sole sub-paragraph of Clause 8 of the Bylaws, the members of the Board of Directors of this Company shall, obligatorily, be the same members of the Board of Directors of the sole stockholder, Cemig (Companhia Energética de Minas Gerais);

2)                   the resignation of the sitting Board Member Eduardo Lery Vieira, as per a letter in the Company’s possession; and

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG    Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

3)                   that the appointment of new members to the Board of Directors of Cemig was approved by the Extraordinary General Meeting of Stockholders held this morning, at 11 a.m.

This being so, the representatives of the stockholder Cemig, to complete the Board of Directors for the remainder of the present Board’s current period of office, that is to say until the Annual General Meeting of Stockholders to be held in 2010, proposed:

1)                   election, as sitting member, of Mr. Adriano Magalhães Chaves – Brazilian, single, electrical engineer, resident and domiciled at Belo Horizonte, Minas Gerais, at Rua São Mateus 244, Brasil Industrial, CEP 30626-260, bearer of Identity Card 19908712, issued by the Public Safety Department of the state of Minas Gerais, and CPF 086051928-79, having as his substitute member the Board member Kleber Antonio de Campos;

2)                   exoneration of Mrs. Clarice Silva Assis, as substitute member, and of Mr. Alexandre Heringer Lisboa, as sitting member, of the Board of Directors;

3)                   election, as substitute member for the Board member Roberto Pinto Ferreira Mameri Abdenur, of Mrs. Clarissa Della Nina Sadock Accorsi – Brazilian, married, economist, resident and domiciled in São Paulo, São Paulo state, at Av. Macuco 240, Bloco A, Apto. 51, Indianópolis, CEP 04523-000, bearer of Identity Card 39294294, issued by the Public Safety Department of the state of São Paulo, and CPF 070425117-51; and

4)                   election, as sitting member, of Mr. Arcângelo Eustáquio Torres Queiroz – Brazilian, married, electricity employee, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua da Gameleira 100, Santa Branca, CEP 31565-240, bearer of Identity Card MG3632038, issued by the Public Safety Department of the state of Minas Gerais, and CPF 539109746-00, having as his substitute member the Board member Franklin Moreira Gonçalves.

The above-mentioned proposal of the representatives of the stockholder Cemig was put to the vote, and approved.

The Board Members elected declared – in advance – that they are not subject to any prohibition on exercise of commercial activity, that they do not occupy any post in a company which may be considered a competitor of the Company, and that they do not have nor represent any interest conflicting with that of Cemig D, and made solemn undertaking to become aware of, obey and comply with the principles, ethical values and rules established by the Code of Ethical Conduct of Government Workers and Senior Administration of the State of Minas Gerais.

The Chairman then explained that Cemig has assigned, to each new member of the Board of Directors, as its fiduciary agent, one single share owned by itself, for the period for which such members remain as members of the Board of this company, solely and exclusively to comply with the requirement that the members of the Board of Directors must be shareholders of the company; and that, once the Board Members had completed their period of office or if they were dismissed from their positions, the shares granted to them shall be automatically transferred back to Cemig, without there being any need whatsoever for signature by the Board Members in question. The fiduciary nature of the assignment of the shares is based on the legal principle that determines that a person who receives an asset, in this case, the share, has the commitment to restitute it in a certain event, in this case, the end of the term of office, or leaving office, or being exonerated from it.

The Chairman then stated that the Board of Directors of the Company is now constituted as follows:

– as sitting members:	– and as their respective substitute members:
Sergio Alair Barroso,	Paulo Sérgio Machado Ribeiro,
Djalma Bastos de Morais,	Lauro Sérgio Vasconcelos David,
Adriano Magalhães Chaves,	Kleber Antonio de Campos,
Arcângelo Eustáquio Torres Queiroz,	Franklin Moreira Gonçalves,
Antônio Adriano Silva,	Marco Antonio Rodrigues da Cunha,
Francelino Pereira dos Santos,	Luiz Antônio Athayde Vasconcelos,
Maria Estela Kubitschek Lopes,	Fernando Henrique Schüffner Neto,
João Camilo Penna,	Guilherme Horta Gonçalves Júnior,
Guy Maria Villela Paschoal,	Cezar Manoel de Medeiros,
Britaldo Pedrosa Soares,	Jeffery Atwood Safford,
Evandro Veiga Negrão de Lima,	Maria Amália Delfim de Melo Coutrim,
Roberto Pinto Ferreira Mameri Abdenur,	Clarissa Della Nina Sadock Accorsi,
André Araújo Filho and	Andréa Leandro Silva and
Thomas Anthony Tribone;	José Castelo Branco da Cruz.

The meeting being opened to the floor, and since no-one else wished to speak, the Chairman ordered the session suspended for the time necessary for the writing of the minutes.

The session having been reopened, the Chairman, after putting the said minutes to debate and to the vote and verifying that they had been approved and signed, closed the meeting.

For the record, I, Anamaria Pugedo Frade Barros, Secretary, wrote these minutes and sign them together with all those present.

(Signed by:)	Anamaria Pugedo Frade Barros
Djalma Bastos de Morais and Luiz Henrique de Castro Carvalho, for Cemig
Arlindo Porto Neto

This is a copy of the original.

Anamaria Pugedo Frade Barros

4.             Summary of Principal Decisions of the 468th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, November 13, 2009

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Listed Company

CNPJ 17.155.730/0001-64

NIRE 31300040127

Board Meeting of November 13, 2009:

Summary of principal decisions

At its 468th meeting, held on November 13, 2009, the Board of Directors of Companhia Energética de Minas Gerais decided the following:

•      Creation of consortia of Light S.A.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

5.                                                                                       Summary of Principal Decisions of the 469th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, November 23, 2009

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Listed Company

CNPJ 17.155.730/0001-64

NIRE 31300040127

Board Meeting of November 23, 2009:

Summary of principal decisions

At its 469th meeting, held on November 23, 2009, the Board of Directors of Companhia Energética de Minas Gerais decided the following:

•                  Nomination of a director for management of transmission companies.

•                  Extraordinary General Meeting of Stockholders (EGM) called for December 10, 2009 to alter the composition of the Board of Directors.

•                  Orientation of vote by the representative of Cemig in EGMs of Cemig D and Cemig GT on alteration of the composition of the Board of Directors.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil    Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

6.                                                                                       Summary of Principal Decisions of the 470th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, December 1–4, 2009

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Listed Company

CNPJ 17.155.730/0001-64

NIRE 31300040127

Board Meeting of December 1–4, 2009

Summary of principal decisions

At its 470th meeting, begun on December 1 and completed on December 4, 2009, the Board of Directors of Companhia Energética de Minas Gerais decided the following:

1.               Signing of an agreement for an advance against future capital increase in Companhia de Transmissão Centroeste de Minas.

2.               Signing of a technical and institutional cooperation agreement with the Environment and Sustainable Development Department of Minas Gerais state, and other entities of the state’s public administration.

3.               Increase of the registered capital, and orientation of vote, at a General Meeting of Stockholders of Cemig GT.

4.               Extraordinary General Meeting of Stockholders called for January 13, 2010, to decide on the increase of registered capital, and orientation of vote at the Extraordinary General Meeting of Stockholders of Cemig GT mentioned above.

5.               Supplementation of the 2009 budget.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil    Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

7.                                                                                       Summary of Principal Decisions of the 471st Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, December 15, 2009

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Listed Company

CNPJ 17.155.730/0001-64

NIRE 31300040127

Board Meeting of December 15, 2009:

Summary of principal decisions

At its 471st meeting, held on December 15, 2009, the Board of Directors of Companhia Energética de Minas Gerais decided the following:

1.               Approval of the split of RME (Rio Minas Energia Participações S.A.), with subsequent absorption of a resulting part, to provide direct holding by Cemig of its interest in Light.

2.               Extraordinary General Meeting of Stockholders called for December 31, 2009 to decide on the split of RME (Rio Minas Energia Participações S.A.), and absorption by Cemig of a resulting part.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

8.                                                                                       Summary of Principal Decisions of the 472nd Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, December 16, 2009

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NIRE 31300040127

Meeting of the Board of Directors:

SUMMARY OF PRINCIPAL DECISIONS

At its 472nd meeting, held on December 16, 2009, the Board of Directors of Companhia Energética de Minas Gerais decided the following:

1.               Filing of a legal action relating to the Workers’ Food Program (PAT) / Re-ratification of Board Spending Decision (CRCA).

2.               Increase in the registered capital of Transchile.

3.               Increase in the registered capital of Cemig Serviços S.A.

4.               Annual leave given to the CEO.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

9.                                                                                       Summary of Principal Decisions of the 94th Meeting of the Board of Directors, Cemig Distribuição S.A., November 23, 2009

CEMIG DISTRIBUIÇÃO S.A.

Listed Company

CNPJ 06.981.180/0001-16

Board Meeting of November 23, 2009:

Summary of principal decisions

At its 94th meeting, held on November 23, 2009, the Board of Directors of Cemig Distribuição S.A. decided the following:

•                  Extraordinary General Meeting of Stockholders called for December 10, 2009 to alter the composition of the Board of Directors, in the event that Cemig alters the composition of its Board of Directors.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil    Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

10.                                                                                 Summary of Principal Decisions of the 95th Meeting of the Board of Directors, Cemig Distribuição S.A., December 1, 2009

CEMIG DISTRIBUIÇÃO S.A.

Listed Company

CNPJ 06.981.180/0001-16

Board Meeting of December 1, 2009:

Summary of principal decisions

At its 95th meeting, held on December 1, 2009, the Board of Directors of Cemig Distribuição S.A. decided the following:

1.                                       Contracting of corporate printing services / Re-ratification of a Board Spending Decision (CRCA).

2.                                       Signing of a commitment undertaking with the State of Minas Gerais, through the state’s Economic Development Secretariat.

3.                                       Signing of an amendment to the technical and financial working agreement with Codemig (Minas Gerais Development Company).

4.                                       Signing of an amendment to a contract for provision of call center services, with A&C Centro de Contatos S.A.

5.                                       Supplementation of the 2009 Budget.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil    Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

11.                                                                                 Summary of Principal Decisions of the 96th Meeting of the Board of Directors, Cemig Distribuição S.A., December 16, 2009

CEMIG DISTRIBUIÇÃO S.A.

LISTED COMPANY

CNPJ 06.981.180/0001-16

Meeting of the Board of Directors:

SUMMARY OF PRINCIPAL DECISIONS

At its 96th meeting, held on December 16, 2009, the Board of Directors of Cemig Distribuição S.A. decided the following:

1.               Signing of amendments to a contract for provision of additional nutrition services.

2.               Contracting of services of management, control and acquisition of fuels, and other services.

3.               Filing of a legal action relating to the Workers’ Food Program (PAT) / Re-ratification of Board Spending Decision (CRCA).

4.               Signing of a technical cooperation agreement with Embrapa, Emater, the UFSJ and Epamig.

5.               Contracting of services for printing of electricity bills and other documents.

6.               Contracting of vehicle rental services.

7.               Revision of Phase II of the Light for Everyone Program.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12.                                                                                 Summary of Principal Decisions of the 101st Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., November 23, 2009

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

Listed Company

CNPJ 06.981.176/0001-58

NIRE 31300020550

Board meeting of November 23, 2009:

Summary of principal decisions

At its 101st meeting, held on November 23, 2009, the Board of Directors of Cemig Geração e Transmissão S.A. decided the following:

•                  Signing of an association agreement.

•                  Non-binding indicative proposal.

•                  Signing of a commitment undertaking.

•                  Extraordinary General Meeting of Stockholders called for December 10, 2009 to alter the composition of the Board of Directors, in the event that Cemig alters the composition of its Board of Directors.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

13.                                                                                 Summary of Principal Decisions of the 102nd Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., December 1–4, 2009

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

Listed Company

CNPJ 06.981.176/0001-58

NIRE 31300020550

Board Meeting of December 1–4, 2009

Summary of principal decisions

At its 102nd meeting, begun on December 1 and completed on December 4, 2009, the Board of Directors of Cemig Geração e Transmissão S.A. decided the following:

1.             Contracting of corporate printing services / Re-ratification of a Board Spending Decision (CRCA).

2.             Signing of an amendment to a commitment undertaking with EDP — Energias do Brasil S.A..

3.             Signing of an amendment to a contract for provision of services with the National Electricity System Operator (ONS).

4.             Project 2356/2009 — Revitalization and installation of gas treatment systems at the Igarapé thermal plant. Withdrawn from the agenda.

5.             Increase of the registered capital, in an Extraordinary General Meeting of Stockholders.

6.             Extraordinary General Meeting of Stockholders called for January 13, 2010, to decide on the increase in the registered capital and consequent alteration of the Bylaws.

7.             Contracting of services for issue of promissory notes and non-convertible debentures / Re-ratification of a CRCA.

8.             Supplementation of the 2009 budget.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

14.                                                                                 Summary of Principal Decisions of the 103rd Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., December 16, 2009

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

LISTED COMPANY

 CNPJ 06.981.176/0001-58

NIRE 31300020550

Meeting of the Board of Directors:

SUMMARY OF PRINCIPAL DECISIONS

At its 103rd meeting, held on December 16, 2009, the Board of Directors of Cemig Geração e Transmissão S.A. decided the following:

1.               Signing of amendments to a contract for provision of additional nutrition services.

2.               Contracting of services of management, control and acquisition of fuels, and other services.

3.               Filing of a legal action relating to the Workers’ Food Program (PAT) / Re-ratification of Board Spending Decision (CRCA).

4.               Contracting of vehicle rental services.

5.               Revision of Project 2018/2008 — Barreiro Substation — Expansion.

6.               Interim dividends.

7.               Project: Revitalization and installation of gas treatment systems at the Igarapé thermal plant.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

15.                                                                                 Material Announcement, CEMIG Shall Make a Proposal to Its Shareholders Regarding Absorption of Its Holding in RME, December 15, 2009

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NIRE: 33300266003

MATERIAL ANNOUNCEMENT

Cemig (Companhia Energética de Minas Gerais), (“Cemig”) a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instructions 358 of January 3, 2002, as amended, and 319 of December 3, 1999, hereby publicly informs the Brazilian Securities Commission (CVM), the São Paulo Stock, Commodities and Futures Exchange (BM&F Bovespa S.A.) and the market in general, that:

At an Extraordinary General Meeting to be held on December 31, 2009, at 10:00 a.m. Cemig will make a proposal to its stockholders for absorption, by Cemig, of its proportionate holding in RME (Rio Minas Energia Participações S.A.) through a process of split, on the terms and conditions below.

These terms and conditions were published in a Material Announcement issued by Light S.A.  (“Light”), on November 16, 2009, advising the market that its holding company, RME — Rio Minas Energia Participações S.A. (“RME”), would undertake a stockholding reorganization in such a way as to cause the stockholders in RME (Andrade Gutierrez Concessões S.A., Companhia Energética de Minas Gerais — Cemig, Luce Fundo de Investimento em Participações and Equatorial Energia S.A.) to own stockholding interests directly in the registered capital of Light itself.

1.             Present stockholding structure: Cemig owns 25% of the registered capital of RME, which in turn controls Light with a stockholding of 52.13%.

2.             The transaction proposed: RME will be split, disproportionately, into three parts: The parts resulting from the split will be absorbed by Cemig, by Andrade Gutierrez Concessões S.A. (“AGC”),  and — the part currently held by Luce Brasil Fundo de Investimento em Participações — by Luce Empreendimentos e Participações S.A. (“Luce Empreendimentos”).  Equatorial Energia S.A. (“Equatorial”) will remain as the sole stockholder of RME.

3.             Reasons for and benefits of the transaction: The intended transaction aims to comply with the Stockholders’ Agreement of RME, currently in effect, and simplify the stockholding structure by elimination of the holding company RME, the sole function of which, at present, is to hold the stockholding in Light. The present Stockholders’ Agreement of RME will be replaced by a new Agreement between the four stockholders of Light, which will reproduce the rights and obligations currently in effect.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG  Brazil   Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

4.             Tax benefit: In the intended transaction, there will be no goodwill to be amortized as a tax benefit, in the terms specified by Subclause “b”, Sub-item I, Paragraph 1, of Article 2 of CVM Instruction 319.

5.             Absorption of liabilities: Except as specified in item 9.4 (b) below, as far as Cemig and RME are aware, there are no liabilities nor unaccounted contingency liabilities to be absorbed by Cemig as a result of the absorption of the proportion of stockholding which it is intended that Cemig should absorb.

6.             Costs of the intended transaction: It is estimated that the total cost of the transaction — the split of RME, and the absorption of the resulting portions by Cemig, AGC and Luce Empreendimentos, will be approximately R$ 235,000.00 (two hundred and five thousand Reais), as follows:  (i) R$ 150,000.00 (one hundred and fifty thousand Reais) for fees of valuers, legal advisors and counsel; (ii) R$ 20,000.00 (twenty thousand Reais) for expenses on costs of filing and legal publication; and (iii) R$ 65,000.00 (sixty five thousand Reais) for other expenses on assistance and/or advisory services in the transaction.

7.             Corporate and business actions relating to the intended transaction: As part of the stockholding reorganization announced, on November 17, 2009 RME absorbed Lidil Comercial Ltda., a company which held 2.74% of the shares in Light.

On December 15, 2009, a meeting of the Board of Directors of Cemig was held to approve the proposal for split of RME followed by absorption, and its submission to the stockholders, under the document named “Private Instrument of Protocol and Justification of Partial Split of RME followed by Absorption of the Resulting Partial Holdings by Cemig, AGC and Luce Empreendimentos”, signed by the management of RME and Cemig on December 15, 2009 (“the Protocol and Justification”).

8.             Registered capital, absence of impacts: Considering that the parties absorbing the separated portions of the assets and liabilities of RME are, with the exception of Luce Empreendimentos, holders of portions of its registered capital, the transaction will result in the substitution of those investments by the respective attributable portions of the assets and liabilities absorbed, without any change in the registered capital of the absorbing companies.

The registered capital of RME will be reduced in the proportion of the assets and liabilities to be separated, from R$ 709,309,572.00 (seven hundred and nine million three hundred and nine thousand five hundred and seventy two Reais) to R$ 177,327,393.00 (one hundred and seventy seven million three hundred and twenty seven thousand three hundred and ninety three Reais).

9.             Valuation of Stockholders’ equity: Subject to approval by the stockholders of the companies involved, AMKS Contadores e Consultores Ltda. (“AMKS”) has been retained for valuation of the stockholders’ equity of RME, and to be the company responsible for valuation of the assets comprising the portions of Stockholders’ Equity for the purpose of the partial split of RME followed by absorption, and for preparation of the relevant valuation opinion (“the Valuation Opinion”). AMKS (“the Valuation Company”), registered in the São Paulo Regional Accounting Council under Nº 2SP016.295/O-7, and in the CNPJ/MF under Nº 66.056.086/0001-82, has its articles of association registered in the 7th Corporate Notaries’ Office under No. 05777, and its head office in the city of São Paulo, at Avenida

Brigadeiro Faria Lima 1656, 8th Floor, Suite 83-C. The Valuation Company has stated that it has no real or potential conflict or community of interests with the stockholders of Cemig, nor with the partners of RME, nor in relation to the transaction itself.

9.1           In view of the fact that the split of RME will be disproportional, the transaction of absorption of the separated part is equivalent to the absorption of a wholly-owned subsidiary by its stockholders. This being so, since there will be no minority stockholders, nor indeed any ratio of exchange or substitution of shares, Cemig applied to the CVM for dispensation from the requirement to prepare a valuation of Cemig at market prices under Article 264 of Law 64094 of December 15, 1976 (“the Corporate Law”). By a meeting of its Committee held on December 1, 2009, the CVM granted this application by Cemig.

9.2           The base date for the transaction of partial split and absorption is December 8, 2009 (“the Base Date”).

9.3           The stockholders’ equity of RME was valued at book value, based on the special balance sheet of RME raised on December 8, 2009 (“the Balance Sheet”), which was prepared in accordance with accounting practices adopted in Brazil, containing all the elements necessary and sufficient for the partial split, and duly adjusted for (a) equity gains/losses by Light arising from in its subsidiaries by the Equity Method, carried out on the basis of the Verification Balance Sheet of Light raised on October 31, 2009, audited by KPMG Auditores Independentes; and (b) the incorporation of the subsidiary Lidil Comercial Ltda. carried out on November 17, 2009, as per the stockholding actions of RME and of Lidil Comercial Ltda. itself.

9.4           According to the Valuation Opinion on RME, the total value of the accounts representing assets, rights and obligations that make up the net total assets and liabilities of the part of RME to be allocated to Cemig is R$ 337,854,073.91 (three hundred and thirty seven million, eight hundred and fifty four thousand and seventy three Reais and 91 cents). Highlights among the goods, rights and obligations include the following:

(a)           the 26,576,149 (twenty six million five hundred and seventy six thousand one hundred and forty nine) nominal common shares without par value in Light, held by RME, and the dividends receivable under title to these shares; and

(b)           the rights and obligations corresponding to the Public Interest legal Action brought by Marco Aurélio Flores Carone, Case nº 0024.08.008.068-2, in progress before the third Taxes Court of Belo Horizonte, Minas Gerais state, and of the Ordinary Action, Case No. 2007.001.199782-8, brought against Nova Opção Ltda., in progress before the 8th Civil Court of Belo Horizonte, Minas Gerais State, which will be managed by RME.

9.5           Considering that the Base Date of the transaction of partial split and absorption does not coincide with the date of the corporate events at which it is envisaged that the Protocol and Justification will be approved, RME will account any changes in the valuation of Stockholders’ equity between November 8 and December 31, 2009, and will take into account any respective tax effects that may arise in this interval. The balances of the creditor and debtor accounts of RME, in relation to the separated parts, will, with the necessary adaptations, be transferred to the books of account of Cemig, AGC and Luce

Empreendimentos, in the proportion of the respective portions of assets and liabilities absorbed, namely: (a) accounting postings; (b) additions and deductions inherent to the change in the equity value of the separated assets and liabilities; (c) division of the creditor and debtor balances in Stockholders’ equity in accordance with the separated parts; and (d) respective post-split transfers.

10.           Conditions of the Intended Transaction: The bases of the intended transaction, which are given in detail in the Protocol and Justification, are subject to final approval by the Extraordinary General Meeting of Stockholders of the Company and of the other absorbing companies, and also by an Extraordinary General Meeting of Stockholders of RME.

11.           Substitution ratio, policy and equity advantages, and right to withdraw: Due to the registered capital of RME being exclusively held by four stockholders, in the proportion of 25% of the shares in RME each, the absorption of the portion arising from the non-proportional split intended by Cemig, as in the case of absorption of a wholly-owned subsidiary, will not result in an increase of capital, and also there is no relationship of substitution of shares in RME by shares in Cemig. The policy and equity advantages and other rights of the company’s stockholders will not undergo any change as a result of the absorption. Also, stockholders of Cemig will not have the right to withdraw.

12.           Approval by authorities: The absorption is not subject to the approval of any Brazilian or non-Brazilian anti-trust or competition authorities.

13.           Documents of the transaction available: The documents related to the partial split and absorption are available to stockholders, as from today’s date, at Cemig’s head office, and on its website (http://ri.cemig.com.br) In compliance with Article 2, §1, XVII of CVM Instruction 319/99, these documents have been sent to the CVM (Brazilian Securities Commission) and to the BM&FBovespa (São Paulo Equity, Commodities and Futures Exchange).

Belo Horizonte, December 15, 2009

Luiz Fernando Rolla

Chief Officer for Finance, Investor Relations and Control of Holdings

16.                                                                                 Market Announcement, CEMIG Signed a Collective Work Agreement with all Unions Representing Its Employees for 2009/2010 Term, Companhia Energética de Minas Gerais – CEMIG, November 27, 2009

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NIRE 33300266003

MARKET ANNOUNCEMENT

Collective Work Agreement for 2009-10 signed

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, as part of its commitment to best corporate governance practices, and pursuant to Article 12 of CVM Instruction 358 of January 3, 2002, hereby informs the public as follows:

On November 20, 2009, Cemig signed the Collective Work Agreement for 2009—10 with all the Unions representing its employees.

The conditions negotiated with the Unions took the following factors into account:

•                  the Tariff Review of Cemig D (Cemig Distribution), which reduced its revenues by 20.81%;

•                  the Tariff Review of Cemig GT’s (Cemig Generation and Transmission) transmission assets, which increased its revenues by 5.35%;  and

•                  the lower volume of sales caused by the effects of the financial crisis on industrial clients.

The Salary Agreement included:

•                  increase of salaries by 4.88%;

•                  employees’ share in the profits for 2009 to total approximately R$ 210 million; and

•                  payment in March 2010 of an advance against the profit shares for that year, in the approximate amount of R $60  million.

Taking into consideration the tariff reviews and the reduction in sales volume, mentioned above, the payment of profit shares in 2009 is approximately R$ 160 million less than in 2008, and R$ 245 million less than in 2007.

The Cemig Group reaffirms its commitment to invest in its Human Capital, through training and skill acquisition, to keep its employees fully and appropriately prepared and qualified for the challenges of the corporation’s growth, and a policy that stimulates performance focused on operational efficiency, allied to a high technological standard.

Belo Horizonte, November 27, 2009

Luiz Fernando Rolla

Chief Officer for Finance, Investor Relations and Control of Holdings

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

17.                                                                                 Market Announcement, CEMIG Selected for the São Paulo Stock Exchange Corporate Sustainability Index, Companhia Energética de Minas Gerais – CEMIG, November 26, 2009

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NIRE 33300266003

MARKET ANNOUNCEMENT

Cemig selected for the ISE index, for the fifth consecutive year

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, as part of its commitment to best corporate governance practices, hereby informs its stockholders and the market in general as follows:

For the fifth year running, Cemig has been included in the ISE — the Corporate Sustainability Index — of the São Paulo Stock Exchange.

Cemig has been included in the ISE since the index was created, in 2005.

The new “portfolio” of the ISE contains 34 companies, with total market capitalization of R$ 730 billion — representing 32.2% of the total market capitalization of the Bovespa.

In the creation of the new portfolio of the ISE, 150 companies were invited and assessed. Cemig was selected for its activities in the economic, environmental and social dimensions, for its corporate governance and for the nature of its products.

Belo Horizonte, November 26, 2009

Luiz Fernando Rolla

Chief Officer for Finance, Investor Relations and Control of Holdings

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

18.                                                                                 Notice to Stockholders, CEMIG Will Pay the Second Part of 2008 Remuneration Owed to Stockholders Companhia Energética de Minas Gerais – CEMIG, December 14, 2009

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY
CNPJ 17.155.730/0001-64

NOTICE TO STOCKHOLDERS

We hereby advise stockholders that Cemig will make payment to stockholders of the second part of the stockholders remuneration for 2008, in the amount of R$ 471,758 thousands, on December 18, 2009. This is 50% of the amount decided by the Ordinary and Extraordinary General Meetings of Stockholders held jointly on April 29, 2009.

Stockholders whose names were on the Company’s Nominal Share Registry on April 29, 2009 have the right to this payment.

Stockholders whose bank details are up-to-date with the Custodian Bank for Cemig’s nominal shares (Banco Bradesco S.A.) will have their credits posted automatically on the day of payment, on which occasion they will receive the advice of the corresponding credit. In the event of not receiving the notice of credit, the stockholder should visit a branch of Banco Bradesco S.A. to update his/her registry details. Proceeds from shares deposited in custody at CBLC (Companhia Brasileira de Liquidação e Custódia — the Brazilian Settlement and Custody Company) will be credited to that entity and the Depository Brokers will be responsible for passing the amounts through to holders.

Belo Horizonte, December 14, 2009

Luiz Fernando Rolla
Chief Officer for Finance, Investor Relations and Control of Holdings

Av. Barbacena 1200,  Santo Agostinho,   30190-131 Belo Horizonte, MG,  Brazil.   Tel.: +55-31 3506-5024,  Fax: +55-31 3506-5025

19.                           Market Announcement, Publication of BlackRock Significant Stockholding, Companhia Energética de Minas Gerais – CEMIG, December 17, 2009

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NIRE 33300266003

MARKET ANNOUNCEMENT

Companhia Energética de Minas Gerais — Cemig, a listed company holding public service concessions, with securities traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with Article 12 of CVM Instruction 358 of January 3, 2002 and its commitment to best corporate governance practices, hereby informs the public that it has received correspondence from the stockholder BlackRock, with the following content:

“Companhia Energética de Minas Gerais — Cemig — Publication of Significant Stockholding

Dear Sirs,

1.     The undersigned BlackRock, Inc. (“BlackRock”) hereby informs you, on behalf of some of its clients, as investment manager, that as a result of the merger between BlackRock and Barclays Global Investors, on December 1, 2009, the aggregate stockholdings of BlackRock in Companhia Energética de Minas Gerais (“Cemig”), are now a total of 12,410,905 preferred shares and 20,411,225 American Depositary Receipts (“ADRs”) for preferred shares, representing a total of approximately 9.39% of the total preferred shares in Cemig.

2.     To comply with the provisions of Article 12 of the Instruction issued by the CVM (Comissão de Valores Mobiliários — “CVM”) on January 3, 2002, as amended, BlackRock hereby requests the Investor Relations Director of Cemig to publish the following information to the CVM and the other competent entities:

(i)      BlackRock has its head office at 40 East 52nd Street, New York, New York 10022-5911, United States of America;

(ii)     the stockholdings held by BlackRock in aggregate now total 12,410,905 preferred shares and 20,411,225 ADRs representing preferred shares, in Cemig, as specified in item 1 above;

(iii)    the objective of the above-mentioned stockholdings is strictly investment, there being no intention of altering the stockholding control or management structure of Cemig;

(iv)    BlackRock holds no debentures issued by Cemig that are convertible into shares; and

(v)     no agreements have been entered into by BlackRock that regulate the exercise of the right to vote or the purchase or sale of securities issued by Cemig.

3.     We remain at your disposal for any additional explanations or comments that you may believe to be necessary in relation to this subject.

Yours,

BlackRock, Inc.

Roberto Vianna do Rego Barros”

We further advise the public that this correspondence is filed at the head office of Cemig, at Avenida Barbacena 1200, 5th Floor, in the city of Belo Horizonte, Minas Gerais State.

Belo Horizonte, December 17, 2009

Luiz Fernando Rolla

Chief Officer for Finance, Investor Relations and Control of Holdings

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.